# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Growgenics LLC

*Legal status of issuer*

     ***Form***
     Limited Liability Company

     ***Jurisdiction of Incorporation/Organization***
     Rhode Island

     ***Date of organization***
     May 16, 2014

*Physical address of issuer*
5600 Post Road, Ste 114-191, East Greenwich, RI 02818

*Website of issuer*
https://growgenics.com/

*Current number of employees*
7

|  | Most recent fiscal year-end (2023) | Prior fiscal year-end (2022) |
|---|---|---|
| **Total Assets** | $230,037 | $89,668 |
| **Cash & Cash Equivalents** | $206,052 | $74,615 |
| **Accounts Receivable** | $11,917 | $2,985 |
| **Current Liabilities** | $1,330,838 | $1,126,748 |
| **Revenues/Sales** | $1,842,319 | $461,878 |
| **Cost of Goods Sold** | $1,353,324 | $185,699 |
| **Taxes Paid** | $601 | $1,010 |
| **Net Income** | -$63,487 | -$345,956 |

**EXHIBITS**
EXHIBIT A: Annual Report Details
EXHIBIT B: Financials

# Growgenics LLC
## Annual Report
## (Exhibit A to Form C-AR)
## March 14, 2024



**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Growgenics LLC is a Rhode Island Limited Liability Company, formed on May 16, 2014.

The Company is located at 5600 Post Road, Ste 114-191, East Greenwich, RI 02818.

The Company's website is https://growgenics.com/.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*We have not prepared any audited financial statements.* Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

*The development and commercialization of the Company's products and services are highly competitive.* It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cannabis technology market is a fast-paced industry where new competitors are entering the market frequently. Many of the Company's competitors have greater financial, technical and human resources and may have additional expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or

early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.*** Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended products evaluations and configuring the products to customer-specific needs. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

***Its ability to grow its business depends on state laws pertaining to the cannabis industry.*** Though the Company is actively expanding more into the controlled environmental agriculture (CEA) market, cannabis-centric clients are currently the majority of current customers. Continued expansions in the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process.

***The Company's success depends on the experience and skill of its executive officer and key employees.*** In particular, the Company is dependent on Richard Genga, the founder, President & CEO as well as the engineer behind the Company's products. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations.


## BUSINESS

### Description of the Business
Growgenics aims to become an innovator in the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.

### Business Plan
The indoor agriculture market is growing strongly, and advanced LED grow light technology is a key sector within this market. This emerging market is about growing plants indoors in a controlled environment without pesticides, and lighting is a critical and vital component.

There are two rapidly growing markets in this sector: indoor legal commercial cannabis cultivation, and indoor vertical farming for growing food. By 2029 the global grow light market is expected to be a $6.4 billion market, growing at a CAGR of 26.5%, according to reports by Markets and Markets. Additionally, the global indoor farming is expected to grow to $25 billion by 2030 at a CAGR of 20.1%, according to reports by Markets and Markets.

Many cultivators are still using outdated technologies, like High Pressure Sodium (HPS) or Metal Halide (MH), which were originally designed for lighting factories, not for plant growth. And though many cultivators have switched to LED grow lighting technologies, Growgenics continues to outperform its competitors in third party testing. We are proud to be engineer-centric and engineer-owned, because our product performance and quality remain our top priority.

In 2023, Growgenics closed a major deal, invoicing over $2 million, with one of the world's top cannabis cultivators, and we predict this relationship to continue and expand over time. Before their large purchase, this client ran a side-by-side independent test of our lighting products against their existing lighting tech. This test produced a 60% increase in dry weight yield for this client, which created a strong foundation for our relationship with them. Additionally, this sale has bolstered our brand image and has become a strong sales tool for new clientele.

By 2025, Growgenics plans to release a new advanced line of LED lighting products, utilizing our patented green inspect mode technology. This new line of products will be designed using the principles of Lean Design for Manufacture & Assembly, keeping the product quality at a maximum and the cost to our customers to a minimum. Additionally by early 2025, Growgenics is also hoping to release a new line of products for the CEA market, including a dimmable full spectrum product and a tunable variable spectrum product.

**The Company's Current Products**

| Product / Service | Description | Current Markets |
|---|---|---|
| Core Pro Series | An advanced dimmable full spectrum LED fixture with a strong, plant-specific color frequency profile. This line of products boasts lean design, cost-efficacy, and maximum plant yield. These products are best suited to: single-tier growing and multi-tier growing. | Cannabis Indoor Grow Vertical Food Farming Commercial Greenhouses |
| Greenhouse Pro Series | An advanced dimmable full spectrum LED fixture with a strong, plant-specific color frequency profile. This line of products boasts slim design for maximum daily light integral (DLI), cost-efficacy, and maximum plant yield. These products are best suited to: high bay lighting replacements and commercial greenhouse growing. | Cannabis Indoor Grow Vertical Food Farming Commercial Greenhouses |

**Competition**
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. However, our product quality, customer service, innovations and excellent performance are important differentiating factors.

**Customer Base**
Indoor commercial cannabis cultivators and growers
Indoor vertical food farmers
Commercial greenhouses

**Intellectual Property**
The Company has filed the is following intellectual property:

| Application or Patent # | Patent Type | Title | File Date | Country/ Organization | Status |
|---|---|---|---|---|---|
| US 10,842,082 | Utility | Grow Light Assembly | 03/24/2018 | U.S. | Awarded November 24, 2020 |
| US 11,452,264 | Utility | Grow Light Assembly with Inspect Modes | 10/5/2020 | U.S. | Awarded September 27, 2022 |
| US 12,041,893 | Utility | Grow Light Assembly with Inspect Modes | 8/17/2022 | U.S. | Filed – Awaiting Status |

**Litigation**
Since September 2023, Growgenics LLC has been engaged in a civil suit against Growgenics by a previous customer regarding an alleged lack information provided to the customer regarding manufacturing processes. Growgenics has engaged their legal representation, and as of December 31, 2023, Growgenics was still awaiting the deposition of the Plaintiff. Growgenics expects this matter to be resolved quickly.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Richard A. Genga Jr. | President / CEO | Growgenics LLC |

### *Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### *Employees*
The Company currently has 7 employees in Rhode Island. Six (6) of these employees also hold ownership in Growgenics, and are therefore considered Owner-Employees of the LLC.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Units | 876,641 Units | Each Common Share provides the holder with one vote in all matters before the shareholders of the company. | Common shareholders voted on the crowd note in 2023, which will be converted to equity in January 2024. | 100% | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of Creditor | Amount Outstanding | Interest Rate and Payment Schedule | Amortiz-ation Schedule | Describe any Collateral or Security | Maturity Date | Other Material Terms |
|---|---|---|---|---|---|---|---|
| Unsecured | R. Genga | $10,123 | 0% | N/A | N/A | *see note | N/A |
| Credit Card | B.O.A. | $46,181 | 12.74% | N/A | N/A | N/A | N/A |
| Convertible Note | SeedInvest | $711,269 | 5.0% | N/A | N/A | **see note | N/A |
| Convertible Notes | Various (3) | $67,851 | 5.0% | N/A | N/A | N/A | N/A |
| Guaranteed Payments | Various | $458,396 | 0% | N/A | N/A | N/A | N/A |

*Payable at a future date to be determined by management.

** Note was voted on by members for conversion, and will convert to Equity in January 2024.

**Ownership**
A majority of the Company is owned by one individual. This individual is Richard A. Genga, Jr.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Richard A. Genga, Jr. | 448,784 (Common) | 51.194% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**
Growgenics, LLC ("the Company") is a limited liability company organized under the laws of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2022, 2021, 2020, 2019, 2018, and 2017.

As a result of closing a +$2 million order with the world's largest cannabis provider, though we still reflect a net loss, the loss was considerably smaller than previous years, and these conditions and events create less uncertainty about the ability of the Company to continue.

**Liquidity and Capital Resources**
The proceeds from previous Offerings were essential to our operations. Proceeds were used to fuel operations, sales/marketing initiatives, additional patent filings, rent/utilities, and inventory.

**Capital Expenditures and Other Obligations**
During calendar year 2024, based on cash flow availability, the Company potentially plans to invest additional monies in tooling for new and improved product lines, inventory, intellectual property, and research and development.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your

stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Pre-seed.1 | 2015 | Section 4(a)(2) | Common | $335,000 | Product Development |
| Pre-seed.2 | Oct, 2018 | Section 4(a)(2) | Common | $65,100 | Product Development |
| Side-by-Side Reg-CF & Reg-D | Nov, 2018 | Section 4(a)(2) | Convertible Note | $703,766 | Product Launch & Operations |
| Series A (Reg-D) | Nov, 2019 | Section 4(a)(2) | Common | $250,008 | Fuel Growth & Operations |
| Series A (Reg-D) | July, 2021 | Section 4(a)(2) | Common | $420,000 | Fuel Growth & Operations |

**Classes of Securities of the Company**

***Common Units***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

**Preferred Units**
None

**Dilution**
Even once the Crowd Note and/or Bridge Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that one owns will go down, even though the value of the Company may go up. One will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2023, the Company borrowed an additional $10,948 from Richard Genga, the Company's majority owner and managing member ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management. In addition, the Company has non-interest-bearing guaranteed payments to members totaling $458,396 and are payable at a future date to be determined by management.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard A. Genga Jr.
_____
(Signature)

Richard A. Genga Jr.
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard A. Genga Jr.
_____
(Signature)

Richard A. Genga Jr.
_____
(Name)

President/CEO
_____
(Title)

March 14, 2024
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# Growgenics LLC

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| Income |  |
| **Total Income** | **$1,842,318.64** |
| Cost of Goods Sold |  |
| **Total Cost of Goods Sold** | **$1,353,324.38** |
| GROSS PROFIT | **$488,994.26** |
| Expenses |  |
| Automobile Expense | 8,160.16 |
| Bank Charges & Fees | 10,015.52 |
| Commissions | 41,344.43 |
| Credit Card Interest Expense | 180.68 |
| End of Year Bonus | 6,000.00 |
| Insurance Expense | 18,980.60 |
| Interest Expense | 52,881.61 |
| Internet Expense | 2,320.62 |
| Legal & Professional Services | 3,484.00 |
| Litigation | 5,000.00 |
| Patents | 1,250.00 |
| **Total Legal & Professional Services** | **9,734.00** |
| Management & Operations Fees | 274,850.00 |
| Marketing Expenses | 8,209.16 |
| Advertising & Marketing | 71.14 |
| Advertising and Promotion (deleted) | 5.00 |
| Trade Shows | 309.75 |
| Website | 1,169.87 |
| **Total Marketing Expenses** | **9,764.92** |
| Meals & Entertainment* | 5,880.55 |
| Office Supplies & Software* | 663.91 |
| Office Expense | 1,319.20 |
| Office Supplies | 2,561.13 |
| Software | 5,880.60 |
| **Total Office Supplies & Software*** | **10,424.84** |
| QuickBooks Payments Fees | 2,765.95 |
| R&D Expense | 6,133.60 |
| R&D Equipment | 62.33 |
| Testing & Certifications | 2,330.00 |
| **Total R&D Expense** | **8,525.93** |
| Reimbursable Expenses | 105.00 |
| Rent Expense* | 69,183.76 |
| Shop Work |  |
| General Shop Work | 1,473.00 |
| **Total Shop Work** | **1,473.00** |
| Taxes | 600.89 |
| Telephone Expense | 4,035.45 |
| Travel* | 8,915.02 |
| Travel Expense | 4,614.04 |
| **Total Travel*** | **13,529.06** |
| Utilities | 4,432.94 |
| **Total Expenses** | **$555,189.91** |
| NET OPERATING INCOME | **$ -66,195.65** |
| Other Income |  |
| Refund | 2,708.86 |
| **Total Other Income** | **$2,708.86** |
| NET OTHER INCOME | **$2,708.86** |
| NET INCOME | **$ -63,486.79** |

# Growgenics LLC

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|   **Total Bank Accounts** | **$206,052.15** |
|   Accounts Receivable | |
|     Accounts Receivable | 11,917.02 |
|   **Total Accounts Receivable** | **$11,917.02** |
|   Other Current Assets | |
|     Inventory Asset | 9,047.75 |
|   **Total Other Current Assets** | **$9,047.75** |
|   **Total Current Assets** | **$227,016.92** |
|   **Total Fixed Assets** | **$3,020.00** |
| **TOTAL ASSETS** | **$230,036.92** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Accounts Payable | |
|     Accounts Payable | 441,041.86 |
|   **Total Accounts Payable** | **$441,041.86** |
|   Credit Cards | |
|   **Total Credit Cards** | **$45,288.14** |
|   Other Current Liabilities | |
|     SeedInvest Convertible Note | 540,984.18 |
|     Accrued Interest SI Round-1 | 170,284.68 |
|     JMorrison Convertable Note | 25,000.00 |
|     CA Division of Taxation Payable | 22,003.98 |
|     APishdadian Bridge Loan | 20,800.00 |
|     MA Department of Revenue Payable | 17,684.78 |
|     Rhode Island Department of Revenue Payable | 10,713.07 |
|     RGenga Cash Loan | 10,122.88 |
|     SH Bridge Loan | 10,000.00 |
|     Accrued Interest JMorrison | 7,050.94 |
|     MGoodwin Cash Loan | 5,000.00 |
|     Sales Tax Payable | 2,442.85 |
|     State of NY Payable | 1,723.89 |
|     CO Division of Taxation Payable | 266.91 |
|     Virginia Department of Revenue Payable | 234.00 |
|     NM Division of Taxation Payable | 106.22 |
|     Illinois Department of Revenue Payable | 87.44 |
|     RI Division of Taxation Payable | 1.75 |
|   **Total Other Current Liabilities** | **$844,507.57** |
|   **Total Current Liabilities** | **$1,330,837.57** |
|   **Total Liabilities** | **$1,330,837.57** |
|   Equity | |
|   Member 4 Equity | 843,501.49 |
|   Member 1 Equity | 262,226.00 |
|   Member 2 Equity | 213,100.00 |
|   Opening Balance Equity | -3,819.59 |
|   Net Income | -63,486.79 |
|   Retained Earnings | -2,352,321.76 |
|   **Total Equity** | **$ -1,100,800.65** |
| **TOTAL LIABILITIES AND EQUITY** | **$230,036.92** |